Mail Stop 3561

March 27, 2007

Mr. Jonathan J. Ledecky, President
Victory Acquisition Corp.
7 Times Square, 17th Floor
New York, New York 10036

>   **Re: Victory Acquisition Corp.**
>   **Amendment No. 1 to Registration Statement on**
>   **Form S-1**
>   **Filed on March 2, 2007**
>   **File No. 333-140359**

Dear Mr. Ledecky:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note the disclosure on the cover page of the prospectus that the company was "formed for the purpose of acquiring through a merger … one or more businesses or assets." (emphasis added). Please reconcile this statement with the disclosure on page one of the prospectus, and similar disclosure elsewhere, that the company was apparently formed only to acquire an operating business or several operating businesses. Please explain what the company means by acquiring only assets. We may have further comment.

2.   We note your response to comment two from our letter of March 2, 2007 and we

reissue in part our prior comment. We continue to note that much of the disclosure focuses on the company's ability to find a target in which the company and its management will be able improve the target's business. For example, we note the statement on page 41 under the subheading "Consumer services" that, "We believe an opportunity exists to acquire companies … and accelerate their growth through the introduction of a national program strategy." We also note the emphasis on management's experience. Please reconcile this disclosure with your statement on page 42, and similar disclosure elsewhere, that "it is unlikely that any of them [management] will devote their full efforts to our affairs subsequent to a business combination." We may have further comment.

3. In the appropriate section, please revise to discuss the process, if applicable, for tendering shares when shareholders vote against a proposed business combination and elect to redeem their shares.

4. In an appropriate location in the prospectus, please explain the nature and purpose of a limited life exempted company.

5. Please include the dealer prospectus delivery obligation on the outside back cover page of the prospectus as required by Item 502(b) of Regulation S-K.

6. We note the disclosure on page 71 that "The initial stockholders have agreed … not to sell or otherwise transfer any of the founders' common stock until one year after the date of the completion of a business combination." Please disclose whether the owners of Cullen International Limited will be able to sell or transfer their interests in Cullen International Limited during this time period.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Blaise Rhodes at (202) 551-3774. Questions on other disclosure issues may be directed to Cathey Baker at (202) 551-3326.

Sincerely,

John Reynolds
Assistant Director

cc: David Alan Miller, Esq.
        Fax: (212) 818-8881